UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

The Howard Hughes Corporation
(Name of Subject Company (Issuer))
Pershing Square, L.P.
Pershing Square International, Ltd.
Pershing Square Holdings, Ltd.
(Offerors)
Pershing Square Capital Management, L.P.
PS Management GP, LLC
William A. Ackman
(Other Persons)
(Names of Filing Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
44267D107
(CUSIP Number of Common Stock)

Steve Milankov, Esq.
Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, New York 10019
(212) 813-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Scott D. Miller
Alan J. Sinsheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on December 4, 2019 by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman, as previously amended.

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,620,164
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,620,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,620,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*
This calculation is based on 49,900,872 shares of common stock, par value $0.01 per share (each, a “Common Share”), outstanding as of October 26, 2022, as reported in the Form 10-Q of The Howard Hughes Corporation filed on November 2, 2022 (the “Form 10-Q”).

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,620,164
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,620,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,620,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
This calculation is based on 49,900,872 Common Shares outstanding as of October 10, 2022, as reported in the Form 10-Q.

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,620,164
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,620,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,620,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
This calculation is based on 49,900,872 Common Shares outstanding as of October 10, 2022, as reported in the Form 10-Q.

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, the “Purchasers”), Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”), PS Management GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States, on October 14, 2022, relating to the offer by the Purchasers to purchase up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).
On November 11, 2022, PSCM issued a press release announcing that the Purchasers have increased the price range of their Offer, to not greater than $70.00 nor less than $61.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest. In addition, PSCM announced that the Purchasers have extended the expiration date of the Offer to 12:00 Midnight, New York City time, at the end of November 28, 2022. A copy of such press release is attached as Exhibit (a)(5)(ii) to this Amendment No. 1 and is incorporated herein by reference.
Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated October 14, 2022 (as amended and supplemented by the Amendment and Supplement to the Offer to Purchase, dated November 11, 2022, attached as Exhibit (a)(1)(vii) to this Amendment No. 1), and the Amended Letter of Transmittal (attached as Exhibit (a)(1)(viii) to this Amendment No. 1), each as they may be further amended and supplemented from time to time.
In case for any reason the number of Common Shares outstanding when the Offer expires has declined by an amount sufficient so that PSCM and its affiliates would (after purchasing Common Shares in the Offer) be over the 40% threshold for which PSCM and its affiliates has a waiver under Section 203 of the Delaware General Corporation Law, PSCM is requesting that the Board of Directors of the Company grant PSCM and its affiliates a waiver that covers any Common Shares purchased pursuant to the Offer.
Amendments to the Exhibits to the Schedule TO
As a result of the foregoing changes in the price range and expiration date for the Offer:
•
All references to the price range for the Offer or the range of prices at which the Purchasers are offering to purchase Common Shares in the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)) and Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) are hereby amended to refer to a price of not greater than $70.00 and not less than $61.00 per Common Share.

•
All references to the expiration date for the Offer in the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)), and Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) are hereby amended to refer to 12:00 Midnight, New York City time, at the end of November 28, 2022.

ITEMS 1 through 11.
Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended and supplemented as set forth in the Amendment and Supplement to the Offer to Purchase and Amended Letter of Transmittal filed herewith.

ITEM 12.   EXHIBITS
Item 12 of the Schedule TO is hereby amended and restated in its entirety as set forth below:
EXHIBIT INDEX
(a)(1)(i)	Offer to Purchase, dated October 14, 2022.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Text of Summary Advertisement, as published in the Wall Street Journal on October 14, 2022.*
(a)(1)(vii)	Amendment and Supplement to the Offer to Purchase, dated November 11, 2022.
(a)(1)(viii)	Amended Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(ix)	Amended Form of Notice of Guaranteed Delivery.
(a)(5)(i)	Press Release issued by Pershing Square Capital Management, L.P., dated October 14, 2022.*
(a)(5)(ii)	Press Release issued by Pershing Square Capital Management, L.P., dated November 11, 2022.
(b)	None.
(d)(1)	Registration Rights Agreement, dated November 9, 2010 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC on November 19, 2010 by PSCM, PS Management, Pershing Square GP, LLC and William A. Ackman).*
(g)	None.
(h)	None.
107	Filing Fee Table

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.
Dated: November 14, 2022
PERSHING SQUARE, L.P.
By:
Pershing Square GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By:
Pershing Square Capital Management, L.P.,
its investment manager

By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE HOLDINGS, LTD.
By:
Pershing Square Capital Management, L.P.,
its investment manager

By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PS MANAGEMENT GP, LLC
By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

/s/ William A. Ackman

William A. Ackman